Exhibit 99.1

February 26, 2024

WNS (Holdings) Limited - Termination

Deutsche Bank Trust Company Americas (the “Depositary”) today announced that it will terminate the Deposit Agreement dated July 18, 2006, as amended on January 26, 2024, by and among WNS (Holdings) Limited, the Depositary and the beneficial owners and holders of Depositary Shares (“DSs”) evidenced by Depositary Receipts issued thereunder (the “Deposit Agreement”). Pursuant to the provisions of the Deposit Agreement, such termination will take effect at 5:00PM (Eastern Time) on March 27, 2024 (the “Termination Date”).

Under the terms of the Receipt, you have until September 27, 2024 to surrender your DSs for cancellation and to take delivery of the underlying shares. Holders are reminded that any time after September 30, 2024, the Depositary may sell the securities represented by then outstanding DSs and may thereafter hold uninvested the net proceeds of any such sale, without liability for interest. If you surrender DSs for delivery of the underlying shares, you must pay a cancellation fee of up to $0.05 per DS surrendered (unless WNS (Holdings) Limited has otherwise agreed with the Depositary to bear such cancellation fees) and any applicable U.S. or local taxes or governmental charges.

Please refer to page 2 of this announcement for the termination provision of the Deposit Agreement and contact adr@db. com for official instructions on how to surrender DSs .

Holders are strongly urged to cancel their DRs prior to the Termination Date.

Depositary Receipt Information:

Issue:	WNS (Holdings) Limited	Contacts

CUSIP:	92932M101	Equiniti Trust Company, LLC

ISIN:	US92932M1018	Tel: +1 (800) 749-1873

Symbol:	WNS	Email: adr@equiniti.com

Country:	India	Corporate Actions

Ratio:	1 DS : 1 ORD	Web: www.adr.db.com

Termination Date:	March 27, 2024	Duewa Brooks +1-212-250-1305

Cancellation Expiration:	September 27, 2024

Event:	Termination

Depositary Receipts

Trust and Agency Services

Certain of these securities may not have been registered under the US Securities Act of 1933 (the “Act”) and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Act. The investment or investment service that is the subject of this announcement is not available to retail clients as defined by the UK Financial Conduct Authority. This announcement has been approved and/or communicated by Deutsche Bank AG London. The services described in this notice are provided by Deutsche Bank Trust Company Americas (Deutsche Bank) or by its subsidiaries and/or affiliates in accordance with appropriate local registration and regulation. Deutsche Bank as the Depositary may use brokers, dealers or other service providers that are affiliates or other Deutsche Bank and that may earn fees and commissions. Deutsche Bank as the Depositary may pay a rebate to brokers in connection with the issuance of unsponsored depositary receipts. Deutsche Bank disclaims all responsibility regarding whether such broker discloses or passes all or a portion of such rebate to holders or beneficial owners of such depositary receipts. The above information is being provided solely for informational purposes by Deutsche Bank. Deutsche Bank does not warrant or guarantee the accuracy or completeness of, and does not undertake an obligation to update or amend, this announcement. Neither this announcement nor the information contained herein constitutes an offer or solicitation by Deutsche Bank or any other issuer or entity for the purchase or sale of any securities nor does it constitute a solicitation to any person in any jurisdiction where solicitation would be unlawful. This material shall not be construed as investment or legal advice or a recommendation, reference or endorsement by Deutsche Bank. Deutsche Bank as the Depositary provides no advice, recommendation or endorsement with respect to any company or security. No part of this announcement may be copied or reproduced in any way without the prior written consent of Deutsche Bank. Past results are not an indication of future performance. Copyright © February 2024 Deutsche Bank AG. All rights reserved.

Deutsche Bank

Corporate Bank

The Depositary shall, at any time at the written direction of the Company, terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed in such notice for such termination, provided that the Depositary shall be reimbursed for any amounts, fees, costs or expenses owed to it in accordance with the terms of this Deposit Agreement and in accordance with any other agreements as otherwise agreed in writing between the Company and the Depositary from time to time, prior to such termination shall take effect. If 90 days shall have expired after (i) the Depositary shall have delivered to the Company a written notice of its election to resign, or (ii) the Company shall have delivered to the Depositary a written notice of the removal of the Depositary, and in either case a successor depositary shall not have been appointed and accepted its appointment as provided in Section 5.4, the Depositary may terminate this Deposit Agreement by mailing notice of such termination to the Holders of all Receipts then outstanding at least 30 days prior to the date fixed for such termination. On and after the date of termination of this Deposit Agreement, the Holder will, upon surrender of such Receipt at the Principal Office of the Depositary, upon the payment of the charges of the Depositary for the surrender of Receipts referred to in Section 2.6 and subject to the conditions and restrictions therein set forth, and upon payment of any applicable taxes or governmental charges, be entitled to delivery, to him or upon his order, of the amount of Deposited Securities represented by such Receipt. If any Receipts shall remain outstanding after the date of termination of this Deposit Agreement, the Registrar thereafter shall discontinue the registration of transfers of Receipts, and the Depositary shall suspend the distribution of dividends to the Holders thereof, and shall not give any further notices or perform any further acts under this Deposit Agreement, except that the Depositary shall continue to collect dividends and other distributions pertaining to Deposited Securities, shall sell rights or other property as provided in this Deposit Agreement, and shall continue to deliver Deposited Securities, subject to the conditions and restrictions set forth in Section 2.6, together with any dividends or other distributions received with respect thereto and the net proceeds of the sale of any rights or other property, in exchange for Receipts surrendered to the Depositary (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). At any time after the expiration of six months from the date of termination of this Deposit Agreement, the Depositary may sell the Deposited Securities then held hereunder and may thereafter hold uninvested the net proceeds of any such sale, together with any other cash then held by it hereunder, in an unsegregated account, without liability for interest for the pro rata benefit of the Holders of Receipts whose Receipts have not theretofore been surrendered. After making such sale, the Depositary shall be discharged from all obligations under this Deposit Agreement with respect to the Receipts and the Shares, Deposited Securities and American Depositary Shares, except to account for such net proceeds and other cash (after deducting, or charging, as the case may be, in each case, the charges of the Depositary for the surrender of a Receipt, any expenses for the account of the Holder in accordance with the terms and conditions of this Deposit Agreement and any applicable taxes or governmental charges or assessments). Upon the termination of this Deposit Agreement, the Company shall be discharged from all obligations under this Deposit Agreement except for its obligations to the Depositary hereunder.